UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tellurian Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

87968A104

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 87968A104	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 87968A104	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 87968A104	SCHEDULE 13D	Page 5 of 9

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) with the SEC on July 29, 2024, (as amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of Schedule 13D on July 29, 2024, on October 8, 2024 (“Effective Date”), the Issuer consummated a merger (the “Merger”) pursuant to which each Share of Issuer’s common stock outstanding immediately prior to the Effective Date was cancelled and converted into the right to receive $1.00 in cash, without interest. In connection with the Merger, the Reporting Persons’ Shares, which consisted of 2,294,391Shares sold for the benefit of Relative Value Master Fund, 10,459,602 Shares sold for the benefit of Systematic Master Fund, 33,567,203 Shares sold for the benefit of PRA Master Fund, and 2,119,054 Shares sold for the benefit of a Managed Account, were cancelled and converted into the right to receive $1.00 in cash, without interest. The Shares sold for the benefit of the Managed Account were purchased after the filing of the Schedule 13D on July 29, 2024.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

(a)            As of the closing of the Merger on October 8, 2024, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.

(b)            As of the closing of the Merger on October 8, 2024, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.

(c)            The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as set forth in Schedule A and Item 4 of this Amendment No. 1, the Funds had no transactions in the Shares since the filing of the Schedule 13D on July 29, 2024. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

(d)            As of October 8, 2024, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

magnetar financial llc

	By:	Magnetar Capital Partners LP, its Sole Member
	By:	Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
8/1/2024	1,417,799	0.93204 (3)
8/2/2024	140,329	0.91903 (4)
9/3/2024	268,315	0.93594 (5)
9/4/2024	292,611	0.93704 (6)
10/1/2024	182,250	0.97174 (7)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $0.93204 per share, at prices ranging from $0.92365 to $0.9368 per share.

(4) Reflects a weighted average purchase price of $0.91903 per share, at prices ranging from $0.9135 to $0.9287 per share.

(5) Reflects a weighted average purchase price of $0.93594 per share, at prices ranging from $0.9335 to $0.9377 per share.

(6) Reflects a weighted average purchase price of $0.93704 per share, at prices ranging from $0.9301 to $0.94 per share.

(7) Reflects a weighted average purchase price of $0.97174 per share, at prices ranging from $0.968 to $0.9787 per share.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of October 11, 2024, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on October 11, 2024.